

FORM 6-K


02025876

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2002

COLT TELECOM GROUP plc
(Translation of Registrant's Name into English)

15 Marylebone Road
London
NW1 5JD
England

_____
(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No _X_

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- _____)

This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's

Registration Statement on Form S-8 (Reg. No.333-8362), in the Registrant's
Registration Statement Form F-3 (Reg. No. 333-09116), in the Registrant's
Registration Statement Form F-3 (Reg. No. 333-09118), in the Registrant's
Registration Statement Form F-3 (Reg. No. 333-09120), and in the Registrant's
Registration Statement Form F-4 (Reg. No. 333-11866), and in the Registrant's
Registration Statement Form F-3 (Reg. No. 333-13990)

Enclosure: Notification of Interest dated 7th March 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.

Date: 7th March 2002   COLT Telecom Group plc

                                                          By:

                                                          Mark A. Jenkins
                                                          Legal Services Director

AVS: 989337

1. **Name of Company**

    COLT Telecom Group plc

2. **Name of Shareholder having a major interest**

    Notification is in respect of indirect interests

3. **Please state whether notification indicates that it is in respect of holding of the**

    Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

    Notification is in respect of a non-beneficial interest held by CGNU plc. either directly or through its subsidiary, Morley Fund Management Limited

4. **Name of the registered holder(s) and, if more than one holder, the number of**

    shares held by each of them

    BNY Norwich Union Nominees Ltd: 28,536,376

    Chase GA Group Nominees Ltd: 38,652,661

    CUIM Nominees Ltd: 19,672,991

    RBSTB Nominees Ltd: 1,256,000

    Hibernian Investment Managers Ltd: 234,337

5. **Number of shares/amount of stock acquired**

    N/A

6. **Percentage of issued class**

    N/A

7. **Number of shares/amount of stock disposed**

    2,797,681

8. **Percentage of issued Class**

    Less than 1%

9. **Class of security**

    Ordinary Shares of 2.5p

10. **Date of Transaction**

    5 March 2002

11. **Date Company informed**

12. **Total holding following this notification**

    88,352,365

13. **Total percentage holding of issued class following this notification**

    5.86%

14. **Any additional information**

    N/A

15. **Name of contact and telephone number for queries**

    John Doherty: 0207 390 3681

16. **Name and signature of authorised company official responsible for making this notification**

Mark A. Jenkins

Company Secretary

Date of Notification: 7 March 2002

Company Announcements Office

Old Broad Street

London

EC2N 1HP

Facsimile: 0207 588 6057, 0207 334 8964/8965/8966

Enquiries: Company Monitoring and enquiries; UK Listing Authority